August 13, 2015

VIA EDGAR

George Schuler

Mining Engineer

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the Year Ended December 31, 2014
Filed March 24, 2015
File No. 001-32403

Dear Mr. Schuler:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated July 31, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.

As discussed today with Owen Thomas, the Company’s Corporate Controller, the Company intends to file its written response to the Comment Letter no later than August 27, 2015. Please contact Stephen C. Centa of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0527 should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Steeve Thibeault

Steeve Thibeault

Chief Financial Officer

Turquoise Hill Resources Ltd.

cc:	John Reynolds

Securities and Exchange Commission

Edwin S. Maynard, Esq., Stephen C. Centa, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Turquoise Hill Resources Ltd. 354 - 200 Granville Street Vancouver, BC V6C 1S4 Canada T +1 604 688 5755 www.turquoisehill.com